UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the quarterly period ended March 31, 2013

Commission file number 1- 33198

TEEKAY OFFSHORE PARTNERS L.P.

(Exact name of Registrant as specified in its charter)

4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes  ☐             No  ☒

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES

REPORT ON FORM 6-K FOR THE QUARTERLY PERIOD ENDED MARCH 31, 2013

ITEM 1 – FINANCIAL STATEMENTS

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENTS OF INCOME

(in thousands of U.S. dollars, except unit and per unit data)

	Three Months Ended March 31,
	2013 $	2012 $
REVENUES (note 6)	224,422	233,477

OPERATING EXPENSES
Voyage expenses	23,226	30,908
Vessel operating expenses (note 6, 7)	79,115	78,470
Time-charter hire expense	14,777	13,617
Depreciation and amortization	45,349	49,192
General and administrative (note 6, 7)	10,665	9,178
Write-down of vessel (note 12)	11,247	—
Restructuring charge (note 5)	659	—

Total operating expenses	185,038	181,365

Income from vessel operations	39,384	52,112

OTHER ITEMS
Interest expense (note 4, 6)	(11,680)	(12,598)
Interest income	195	212
Realized and unrealized (losses) gains on non-designated derivative instruments (note 7)	(1,077)	16,239
Foreign currency exchange loss (note 7)	(3,640)	(2,760)
Loss on bond repurchase (note 4)	(1,759)	—
Other income – net	313	1,397

Total other items	(17,648)	2,490

Income from continuing operations before income tax recovery (expense)	21,736	54,602
Income tax recovery (expense) (note 8)	234	(1,485)

Net income from continuing operations	21,970	53,117
Net income from discontinued operations (note 12)	—	1,486

Net income	21,970	54,603

Non-controlling interests in net income	1,777	1,969
General Partner’s interest in net income from continuing operations	3,005	2,970
General Partner’s interest in net income from discontinued operations	—	86
General Partner’s interest in net income	3,005	3,056
Limited partners’ interest in net income from continuing operations	17,188	48,178
Limited partners’ interest in net income from continuing operations per common unit – basic (note 10)	0.21	0.68
Limited partners’ interest in net income from continuing operations per common unit – diluted (note 10)	0.21	0.68
Limited partners’ interest in net income from discontinued operations	—	1,400
Limited partners’ interest in net income from discontinued operations per common unit – basic (note 10)	—	0.02
Limited partners’ interest in net income from discontinued operations per common unit – diluted (note 10)	—	0.02
Limited partners’ interest in net income	17,188	49,578
Limited partners’ interest in net income per common unit – basic (note 10)	0.21	0.70
Limited partners’ interest in net income per common unit – diluted (note 10)	0.21	0.70

Weighted-average number of common units – basic	80,105,408	70,626,554
Weighted-average number of common units – diluted	80,106,741	70,626,554

Cash distributions declared per unit	0.5253	0.5000
Related party transactions (note 6)

The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(in thousands of U.S. dollars)

	Three Months Ended March 31,
	2013 $	2012 $
Net income	21,970	54,603

Other comprehensive income:
Unrealized net gain on qualifying cash flow hedging instruments (note 7)	6	989
Realized net loss (gain) on qualifying cash flow hedging instruments (note 7)	52	(180)

Other comprehensive income	58	809

Comprehensive income	22,028	55,412

Non-controlling interests in comprehensive income	1,777	1,969
Partners’ interest in comprehensive income	20,251	53,443

The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES

UNAUDITED CONSOLIDATED BALANCE SHEETS

(in thousands of U.S. dollars)

	As at March 31, 2013	As at December 31, 2012
	$	$
ASSETS
Current
Cash and cash equivalents	172,801	206,339
Accounts receivable, including non-trade of $5,114 (December 31, 2012 – $7,714) (note 7)	100,715	91,879
Vessels held for sale (note 2a)	—	13,250
Net investments in direct financing leases – current	5,387	5,647
Prepaid expenses	31,348	29,384
Due from affiliates (note 6b)	163,202	29,682
Current portion of derivative instruments (note 7)	3,119	12,398
Other current assets	513	8

Total current assets	477,085	388,587

Vessels and equipment
At cost, less accumulated depreciation of $1,090,843 (December 31, 2012 – $1,080,558)	2,287,334	2,327,337
Advances on newbuilding contracts	139,628	127,286
Net investments in direct financing leases	26,135	27,568
Derivative instruments (note 7)	34	2,913
Deferred income tax	9,021	8,948
Other assets	31,068	28,112
Intangible assets – net	14,230	15,527
Goodwill – shuttle tanker segment	127,113	127,113

Total assets	3,111,648	3,053,391

LIABILITIES AND EQUITY
Current
Accounts payable	12,164	15,220
Accrued liabilities (note 5 and 7)	73,701	84,349
Due to affiliates (note 6b)	41,852	47,810
Current portion of long-term debt (note 4)	250,414	248,385
Current portion of derivative instruments (note 7)	47,874	47,748
Current portion of in-process revenue contracts	12,744	12,744

Total current liabilities	438,749	456,256

Long-term debt (note 4)	1,623,410	1,521,247
Derivative instruments (note 7)	213,757	213,731
In-process revenue contracts	98,151	101,294
Other long-term liabilities	25,643	26,819

Total liabilities	2,399,710	2,319,347

Commitments and contingencies (note 4, 7, 9)

Redeemable non-controlling interest (note 9b)	28,383	28,815

Equity
Non-controlling interests	46,344	44,135
Partners’ equity	637,211	661,152
Accumulated other comprehensive loss	—	(58)

Total equity	683,555	705,229

Total liabilities and total equity	3,111,648	3,053,391

Subsequent events (note 13)

The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands of U.S. dollars)

	Three Months Ended March 31,
	2013	2012
	$	$
Cash and cash equivalents provided by (used for)

OPERATING ACTIVITIES
Net income	21,970	54,603
Non-cash items:
Unrealized loss (gain) on derivative instruments (note 7)	12,368	(37,948)
Depreciation and amortization	45,349	49,611
Write-down of vessel (note 12)	11,247	—
Deferred income tax (recovery) expense (note 8)	(108)	123
Foreign currency exchange (gain) loss and other	(26,146)	6,797
Change in non-cash working capital items related to operating activities	(17,361)	(1,581)
Expenditures for dry docking	(972)	(412)

Net operating cash flow	46,347	71,193

FINANCING ACTIVITIES
Proceeds from long-term debt	234,986	233,202
Scheduled repayments of long-term debt	(23,019)	(21,154)
Prepayments of long-term debt	(90,352)	(188,274)
Realized gain on cross currency swap	6,800	—
Debt issuance costs	(5,091)	(3,913)
Cash distributions paid by the Partnership	(44,209)	(37,801)
Cash distributions paid by subsidiaries to non-controlling interests	—	(2,047)
Other	(158)	884

Net financing cash flow	78,957	(19,103)

INVESTING ACTIVITIES
Prepayment of purchase price of Voyageur Spirit FPSO (note 6b)	(150,000)	—
Expenditures for vessels and equipment	(23,785)	(2,199)
Proceeds from sale of vessels and equipment	13,250	—
Direct financing lease payments received	1,693	4,917

Net investing cash flow	(158,842)	2,718

(Decrease) increase in cash and cash equivalents	(33,538)	54,808
Cash and cash equivalents, beginning of the period	206,339	179,934

Cash and cash equivalents, end of the period	172,801	234,742

The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENT OF CHANGES IN TOTAL EQUITY

(in thousands of U.S. dollars and units)

	PARTNERS’ EQUITY
	Limited Partners			Accumulated Other Comprehensive Income (Loss) (Note 7) $	Non- controlling Interests $	Total Equity $	Redeemable Non- controlling Interest $
	Common Units #	Common Units and Additional Paid-in Capital $	General Partner $
Balance as at December 31, 2012	80,106	640,990	20,162	(58)	44,135	705,229	28,815

Net income	—	17,188	3,005	—	1,777	21,970	—
Reclassification of redeemable non-controlling interest in net income	—	—	—	—	432	432	(432)
Other comprehensive income (note 7)	—	—	—	58	—	58	—
Cash distributions	—	(41,054)	(3,155)	—	—	(44,209)	—
Equity based compensation (note 11)	—	233	—	—	—	233	—
Other	—	(158)	—	—	—	(158)	—

Balance as at March 31, 2013	80,106	617,199	20,012	—	46,344	683,555	28,383

The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data)

1.	Basis of Presentation

The unaudited interim consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles (or GAAP). These financial statements include the accounts of Teekay Offshore Partners L.P., which is a limited partnership organized under the laws of the Republic of The Marshall Islands and its wholly owned or controlled subsidiaries (collectively, the Partnership). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Certain information and footnote disclosures required by GAAP for complete annual financial statements have been omitted and therefore, these interim financial statements should be read in conjunction with the Partnership’s audited consolidated financial statements for the year ended December 31, 2012, which are included in the Partnership’s Annual Report on Form 20-F. In the opinion of management of our general partner, Teekay Offshore GP L.L.C. (or the General Partner), these interim unaudited consolidated financial statements reflect all adjustments, of a normal recurring nature, necessary to present fairly, in all material respects, the Partnership’s consolidated financial position, results of operations, changes in total equity and cash flows for the interim periods presented. The results of operations for the interim periods presented are not necessarily indicative of those for a full fiscal year. Historically, the utilization of shuttle tankers in the North Sea is higher in the winter months and lower in the summer months, as generally there is higher maintenance in the oil fields during the summer months, which leads to lower oil production, and thus, lower shuttle tanker utilization during that period. Significant intercompany balances and transactions have been eliminated upon consolidation.

In order to more closely align the Partnership’s presentation to many of its peers, the cost of ship management services has been presented in vessel operating expenses with effect from January 1, 2013 in the Partnership’s consolidated statement of income. Prior to 2013, the Partnership included these amounts in general and administrative expenses. All such costs incurred in comparative periods have been reclassified from general and administrative expenses to vessel operating expenses to conform to the presentation adopted in the current period. The amount reclassified was $10.1 million for the three months ended March 31, 2012.

2.	Financial Instruments

a)	Fair Value Measurements

For a description of how the Partnership estimates fair value and for a description of the fair value hierarchy levels, see Note 4 in the Partnership’s audited consolidated financial statements filed with its Annual Report on Form 20-F for the year ended December 31, 2012. The following table includes the estimated fair value and carrying value of those assets and liabilities that are measured at fair value on a recurring and non-recurring basis, as well as the estimated fair value of the Partnership’s financial instruments that are not accounted for at fair value on a recurring basis.

		March 31, 2013		December 31, 2012
	Fair Value Hierarchy Level	Carrying Amount Asset (Liability) $	Fair Value Asset (Liability) $	Carrying Amount Asset (Liability) $	Fair Value Asset (Liability) $
Recurring:
Cash and cash equivalents	Level 1	172,801	172,801	206,339	206,339
Contingent consideration	Level 3	(5,784)	(5,784)	(5,681)	(5,681)
Derivative instruments (note 7)
Interest rate swap agreements	Level 2	(255,504)	(255,504)	(270,731)	(270,731)
Cross currency swap agreement	Level 2	(12,039)	(12,039)	13,435	13,435
Foreign currency forward contracts	Level 2	374	374	2,153	2,153

Non-Recurring:
Vessels held for sale	Level 2	—	—	13,250	13,250
Vessels and equipment (note 12)	Level 2	7,500	7,500	—	—
Vessels and equipment	Level 3	—	—	17,979	17,979

Other:
Long-term debt – public (note 4)	Level 1	(361,113)	(366,382)	(215,641)	(221,086)
Long-term debt – non-public (note 4)	Level 2	(1,512,711)	(1,424,208)	(1,553,991)	(1,452,136)

Contingent consideration liability – On October 1, 2011, the Partnership acquired from Teekay Corporation a newbuilding shuttle tanker, the Scott Spirit, for $116.0 million. The purchase price is subject to an adjustment for up to an additional $12 million based upon incremental shuttle tanker revenues above projections used for the sales price valuation generated during the two years following the acquisition. The fair value of the liability is the estimated amount that the Partnership would pay Teekay Corporation on September 30, 2012 and 2013, taking into account the Partnership’s secured contracts, new projects, and forecasted revenues. The estimated amount of the contingent consideration liability included above is the present value of the remaining future cash flows associated with the October 1, 2013 payment.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data)

Changes in fair value during the three months ended March 31, 2013 and 2012, for the Partnership’s contingent consideration liability, relating to the acquisition of the Scott Spirit, that is measured at fair value on a recurring basis using significant unobservable inputs (Level 3) are as follows:

	Three months ended
	March 31, 2013	March 31, 2012
	$	$
Balance at beginning of period	(5,681)	(10,894)
Unrealized (loss) gain included in Other income – net	(103)	546

Balance at end of period	(5,784)	(10,348)

The estimated fair value of the Partnership’s contingent consideration liability is based in part upon the Partnership’s projection of incremental revenue secured during the period from September 1, 2011 to October 1, 2013, based primarily on the estimated number of new ship days, the daily rate for those new ship days, pursuant to new contracts, and the change in rate on existing ship days. The estimated fair value of the consideration liability as of March 31, 2013 is based upon estimated new ship days of 237 days (219 days – December 31, 2012) at an average daily hire rate of $56,303 ($59,255 – December 31, 2012) and a net increase in the daily rate of $15,532 ($15,532 – December 31, 2012) for 365 (365 – December 31, 2012) existing ship days. In developing and evaluating these estimates, the Partnership has used the actual number of new ship days and corresponding daily hire rate for the period subsequent to September 30, 2011, but prior to the date of valuation, forecasts for future periods and probabilities of such results, as well as the minimum (zero) and maximum ($12.0 million) payout amount as provided for in the contingent consideration formula. A different number of days, average daily hire rates, or probability of achieving these days and average daily hire rate, would result in a lower fair value liability. On October 1, 2012, the Partnership paid a portion of the liability, which at the repayment date was $5.9 million.

b)	Financing Receivables

The following table contains a summary of the Partnership’s financing receivables by type of borrower and the method by which the Partnership monitors the credit quality of its financing receivables on a quarterly basis:

	Credit Quality Indicator	Grade	March 31, 2013 $	December 31, 2012 $
Direct financing leases	Payment activity	Performing	31,522	33,215

3.	Segment Reporting

The following tables include results for the Partnership’s shuttle tanker segment, floating, production, storage and off-loading (or FPSO) unit segment, conventional tanker segment and floating, storage and off-take (or FSO) unit segment for the periods presented in these consolidated financial statements. The results below exclude four conventional tankers as they are determined to be discontinued operations (see note 12):

	Shuttle Tanker Segment		FPSO Segment		Conventional Tanker Segment		FSO Segment		Total
	Three Months Ended March 31,
	2013	2012	2013	2012	2013	2012	2013	2012	2013	2012
	$	$	$	$	$	$	$	$	$	$
Revenues	130,350	144,927	57,685	57,759	21,247	15,766	15,140	15,025	224,422	233,477
Voyage expenses (recoveries)	22,294	27,155	—	—	1,417	3,413	(485)	340	23,226	30,908
Vessel operating expenses	37,967	43,226	29,501	24,743	3,362	3,153	8,285	7,348	79,115	78,470
Time-charter hire expense	14,777	13,617	—	—	—	—	—	—	14,777	13,617
Depreciation and amortization	27,605	31,371	12,752	12,726	2,410	2,837	2,582	2,258	45,349	49,192
General and administrative (1)	5,889	5,202	3,062	2,471	948	1,013	766	492	10,665	9,178
Write-down of vessel	—	—	—	—	11,247	—	—	—	11,247	—
Restructuring charge	659	—	—	—	—	—	—	—	659	—

Income from vessel operations	21,159	24,356	12,370	17,819	1,863	5,350	3,992	4,587	39,384	52,112

(1)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to each segment based on estimated use of corporate resources).

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data)

A reconciliation of total segment assets to total assets presented in the accompanying consolidated balance sheets is as follows:

	March 31, 2013	December 31, 2012
	$	$
Shuttle tanker segment	1,745,771	1,758,619
FPSO segment	905,927	752,835
Conventional tanker segment	158,712	178,172
FSO segment	80,557	79,629
Unallocated:
Cash and cash equivalents	172,801	206,339
Other assets	47,880	77,797

Consolidated total assets	3,111,648	3,053,391

4.	Long-Term Debt

	March 31, 2013	December 31, 2012
	$	$
U.S. Dollar-denominated Revolving Credit Facilities due through 2018	788,856	812,509
Norwegian Kroner Bonds due through 2018	361,113	215,641
U.S. Dollar-denominated Term Loans due through 2018	208,676	213,993
U.S. Dollar-denominated Term Loans due through 2023	515,179	527,489

Total	1,873,824	1,769,632
Less current portion	250,414	248,385

Long-term portion	1,623,410	1,521,247

As at March 31, 2013, the Partnership had eight long-term revolving credit facilities, which, as at such date, provided for borrowings of up to $989.6 million, of which $200.8 million was undrawn. The total amount available under the revolving credit facilities reduces by $296.5 million (remainder of 2013), $590.2 million (2014), $17.5 million (2015), $26.0 million (2016), $20.9 million (2017) and $38.5 million (thereafter). Six of the revolving credit facilities are guaranteed by the Partnership and certain of its subsidiaries for all outstanding amounts and contain covenants that require the Partnership to maintain the greater of a minimum liquidity (cash, cash equivalents and undrawn committed revolving credit lines with at least six months to maturity) of at least $75.0 million and 5.0% of the Partnership’s total consolidated debt. Two revolving credit facilities are guaranteed by Teekay Corporation and contain covenants that require Teekay Corporation to maintain the greater of a minimum liquidity (cash and cash equivalents) of at least $50.0 million and 5.0% of Teekay Corporation’s total consolidated debt which has recourse to Teekay Corporation. The revolving credit facilities are collateralized by first-priority mortgages granted on 27 of the Partnership’s vessels, together with other related security.

In January 2013, the Partnership issued in the Norwegian bond market NOK 1,300 million in senior unsecured bonds. The bonds were issued in two tranches maturing in January 2016 (NOK 500 million) and January 2018 (NOK 800 million). As at March 31, 2013, the carrying amount of the bonds was $222.3 million. The Partnership will apply to list the bonds on the Oslo Stock Exchange. Interest payments on the tranche maturing in 2016 are based on NIBOR plus a margin of 4.00%. Interest payments on the tranche maturing in 2018 are based on NIBOR plus a margin of 4.75%. The Partnership entered into cross currency rate swaps to swap all interest and principal payments into USD, with interest payments fixed at a rate of 4.80% on the tranche maturing in 2016 and 5.93% on the tranche maturing in 2018 and the transfer of the principal amount fixed at $89.7 million upon maturity in exchange for NOK 500 million on the tranche maturing in 2016 and fixed at $143.5 million upon maturity in exchange for NOK 800 million on the tranche maturing in 2018 (see note 7).

The Partnership has NOK 600 million of senior unsecured bonds that mature in January 2017 in the Norwegian bond market. As at March 31, 2013, the carrying amount of the bonds was $102.6 million. The bonds are listed on the Oslo Stock Exchange. The interest payments on the bonds are based on NIBOR plus a margin of 5.75%. The Partnership entered into a cross currency rate swap to swap all interest and principal payments into USD, with the interest payments fixed at a rate of 7.49%, and the transfer of the principal amount fixed at $101.4 million upon maturity in exchange for NOK 600 million (see note 7).

The Partnership has NOK 211.5 million in senior unsecured bonds that mature in November 2013 in the Norwegian bond market. As at March 31, 2013, the carrying amount of the bonds was $36.2 million. The bonds are listed on the Oslo Stock Exchange. Interest payments on the bonds are based on NIBOR plus a margin of 4.75%. The Partnership entered into a cross currency swap to swap the interest payments from NIBOR plus a margin of 4.75% into LIBOR plus a margin of 5.04%, and lock in the transfer of the principal amount at $34.7 million upon maturity in exchange for NOK 211.5 million. The Partnership also entered into an interest rate swap to swap the interest payments from LIBOR to a fixed rate of 1.12%. The floating LIBOR rate receivable from the interest rate swap is capped at 3.5%, which effectively results in a fixed rate of 1.12% unless LIBOR exceeds 3.5%, in which case the Partnership’s related interest rate effectively floats at LIBOR, but reduced by 2.38% (see note 7). In January 2013, the Partnership repurchased NOK 388.5 million of the original NOK 600 million bond issue at a premium in connection with the issuance of NOK 1,300 million in senior unsecured bonds as described above. The Partnership recorded a loss in relation to this repurchase of $1.8 million in its consolidated statements of income. In connection with this repurchase of bonds, the Partnership terminated a similar notional amount of the related cross currency swap (see note 7).

As at March 31, 2013, six of the Partnership’s 50% owned subsidiaries each had an outstanding term loan, which in the aggregate totaled $208.7 million. The term loans reduce over time with quarterly and semi-annual payments and have varying maturities through 2018. These

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data)

term loans are collateralized by first-priority mortgages on the six vessels to which the loans relate, together with other related security. As at March 31, 2013, the Partnership had guaranteed $63.0 million of these term loans, which represents its 50% share of the outstanding term loans of five of these 50% owned subsidiaries. The other owner and Teekay Corporation have guaranteed $104.3 million and $41.4 million, respectively.

As at March 31, 2013, the Partnership had term loans outstanding for the shuttle tankers the Amundsen Spirit, the Nansen Spirit, the Peary Spirit and the Scott Spirit, and for the Rio das Ostras and the Piranema Spirit FPSO units, which in aggregate totaled $515.2 million. For the term loans for the Amundsen Spirit and the Nansen Spirit, one tranche reduces in semi-annual payments while the other tranche correspondingly is drawn up every six months with final bullet payments of $29.1 million for each vessel due in 2022 and 2023, respectively. The Rio das Ostras, the Peary Spirit, the Scott Spirit and the Piranema Spirit term loans reduce over time with quarterly or semi-annual payments. These term loans have varying maturities through 2023 and are collateralized by first-priority mortgages on the vessels to which the loans relate, together with other related security. As at March 31, 2013, the Partnership had guaranteed $87.0 million of these term loans and Teekay Corporation had guaranteed $428.2 million.

Interest payments on the revolving credit facilities and the term loans are based on LIBOR plus a margin. At March 31, 2013 and December 31, 2012, the margins ranged between 0.30% and 3.25%. The weighted-average effective interest rate on the Partnership’s variable rate long-term debt as at March 31, 2013 was 2.3% (December 31, 2012 2.0%). This rate does not include the effect of the Partnership’s interest rate swaps (see note 7).

The aggregate annual long-term debt principal repayments required to be made subsequent to March 31, 2013 are $227.2 million (remainder of 2013), $737.2 million (2014), $82.4 million (2015), $163.8 million (2016), $286.0 million (2017), and $377.2 million (thereafter).

Obligations under the Partnership’s credit facilities are secured by certain vessels, and if the Partnership is unable to repay debt under the credit facilities, the lenders could seek to foreclose on those assets. The Partnership has one revolving credit facility that requires it to maintain an aggregate vessel value to aggregate drawn facility balance ratio of a minimum of 105%. As at March 31, 2013, this ratio was 112%. The vessel values used in this ratio are the appraised values prepared by the Partnership based on second hand sale and purchase market data. A further delay in the recovery of the conventional tanker market could negatively affect this ratio.

As at March 31, 2013, the Partnership and Teekay Corporation were in compliance with all covenants related to the credit facilities and long-term debt.

5.	Restructuring Charge

During the three months ended March 31, 2013, the Partnership recognized $0.7 million of restructuring charges relating to the reorganization of the Partnership’s marine operations to create better alignment with its shuttle tanker business unit and a lower cost organization going forward. The Partnership expects to incur a total of $2.0 million of restructuring charges under this plan. The reorganization is expected to be completed in the first half of 2013.

As of March 31, 2013, restructuring liabilities of $0.3 million were recorded in accrued liabilities on the consolidated balance sheets.

6.	Related Party Transactions and Balances

a)	During the three months ended March 31, 2013, four conventional tankers, two shuttle tankers and two FSO units of the Partnership were employed on long-term, time-charter-out contracts with subsidiaries of Teekay Corporation, and two conventional tankers of the Partnership were employed on long-term, time-charter-out contracts with a joint venture in which Teekay Corporation has a 50% interest. During the three months ended March 31, 2013, the Partnership terminated a long-term time-charter-out contract employed by one of its conventional tankers with a subsidiary of Teekay Corporation. The Partnership received an early termination fee from Teekay Corporation of $6.8 million which is recorded in revenue. Teekay Corporation and its wholly owned subsidiaries provide substantially all of the Partnership’s commercial, technical, crew training, strategic, business development and administrative services needs. In addition, the Partnership reimburses the General Partner for expenses incurred by the General Partner that are necessary or appropriate for the conduct of the Partnership’s business. Such related party transactions were as follows for the periods indicated:

	Three Months Ended March 31,
	2013	2012
	$	$
Revenues (1)	31,076	22,363
Vessel operating expenses (2)	9,935	11,787
General and administrative (3)	6,390	5,942
Interest expense (4)	58	54
Net income from related party transactions from discontinued operations (5)	—	7,712

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data)

(1)	Includes revenue from long-term time-charter-out contracts and short-term time-charter-out contracts with subsidiaries or affiliates of Teekay Corporation, including the early termination fee described above for the three months ended March 31, 2013 and management fees from ship management services provided by the Partnership to a subsidiary of Teekay Corporation.
(2)	Includes ship management and crew training services provided by Teekay Corporation. The cost of ship management services provided by Teekay Corporation of $9.2 million for the three months ended March 31, 2013 has been presented as vessel operating expenses (see note 1). The amount reclassified from general and administrative to vessel operating expenses in the comparative period to conform to the presentation adopted in the current period was $10.1 million.
(3)	Includes commercial, strategic, business development and administrative management fees charged by Teekay Corporation and reimbursements to Teekay Corporation and our General Partner for costs incurred on the Partnership’s behalf.
(4)	Guarantee fee related to the final bullet payment of the Piranema Spirit FPSO debt facility guaranteed by Teekay Corporation.
(5)	Related party transactions relating to five conventional tankers determined to be discontinued operations. This includes revenue from long-term time-charter-contracts with subsidiaries or affiliates of Teekay Corporation, including an early termination fee, crew training fees, commercial, technical, strategic and business development management fees charged by Teekay Corporation.

b)	At March 31, 2013, due from affiliates totaled $163.2 million (December 31, 2012 $29.7 million) and due to affiliates totaled $41.9 million (December 31, 2012 $47.8 million). Included in the due from affiliates balance is a partial prepayment of $150.0 million to Teekay Corporation in anticipation of the acquisition of the Voyageur Spirit FPSO unit. The Partnership received interest at a rate of LIBOR plus a margin of 4.25% on the prepaid funds to Teekay Corporation until the Partnership acquired the FPSO unit on May 2, 2013. All other amounts due to and from affiliates are non-interest bearing and unsecured, and are expected to be settled within the next fiscal year in the normal course of operations.

7.	Derivative Instruments and Hedging Activities

The Partnership uses derivatives to manage certain risks in accordance with its overall risk management policies.

Foreign Exchange Risk

The Partnership economically hedges portions of its forecasted expenditures denominated in foreign currencies with foreign currency forward contracts. Certain foreign currency forward contracts are designated, for accounting purposes, as cash flow hedges of forecasted foreign currency expenditures.

As at March 31, 2013, the Partnership was committed to the following foreign currency forward contracts:

	Contract Amount in Foreign Currency (thousands)	Fair Value / Carrying Amount of Asset/(Liability) (in thousands of U.S. Dollars) Non-hedge	Average Forward Rate (1)
				Expected Maturity
				2013	2014
				(in thousands of U.S. Dollars)
Norwegian Kroner	515,000	395	5.86	76,035	11,843
Euro	600	(21)	0.76	795	—

		374		76,830	11,843

(1)	Average forward rate represents the contracted amount of foreign currency one U.S. Dollar will buy.

The Partnership enters into cross currency swaps and pursuant to these swaps the Partnership receives the principal amount in Norwegian Kroner (or NOK) on the maturity date of the swap, in exchange for payment of a fixed U.S. Dollar amount. In addition, the cross currency swaps exchange a receipt of floating interest in Norwegian Kroner based on NIBOR plus a margin for a payment of U.S. Dollar fixed interest or U.S. Dollar floating interest based on LIBOR plus a margin. The purpose of the cross currency swaps is to economically hedge the foreign currency exposure on the payment of interest and principal at maturity of the Partnership’s Norwegian Kroner Bonds due through 2018. In addition, the cross currency swaps due from 2016 through 2018 economically hedge the interest rate exposure on the Norwegian Kroner Bonds due in 2016 through 2018. The Partnership has not designated, for accounting purposes, these cross currency swaps as cash flow hedges of its Norwegian Kroner Bonds due through 2018. As at March 31, 2013, the Partnership was committed to the following cross currency swaps:

Principal Amount NOK	Principal Amount USD		Floating Rate Receivable		Floating Rate Payable			Fixed Rate Payable	Fair Value / Carrying Amount of Asset (Liability)	Remaining Term (years)

			Reference Rate	Margin	Reference Rate		Margin
211,500	34,700	(1)	NIBOR	4.75%	LIBOR	(2)	5.04%		1,513	0.7
600,000	101,400		NIBOR	5.75%				7.49%	(1,941)	3.8
500,000	89,700		NIBOR	4.00%				4.80%	(4,360)	2.8
800,000	143,500		NIBOR	4.75%				5.93%	(7,251)	4.8

									(12,039)

(1)	The Partnership partially terminated the cross currency swap in connection with its repurchase of NOK 388.5 million of the original Partnership NOK 600 million bond issue (see note 4).
(2)	LIBOR subsequently fixed at 1.1%, subject to a LIBOR rate receivable cap of 3.5% (see next section).

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data)

Interest Rate Risk

The Partnership enters into interest rate swaps, which exchange a receipt of floating interest for a payment of fixed interest, to reduce the Partnership’s exposure to interest rate variability on its outstanding floating-rate debt. The Partnership has not designated, for accounting purposes, its interest rate swaps as cash flow hedges of its U.S. Dollar LIBOR-denominated borrowings.

As at March 31, 2013, the Partnership was committed to the following interest rate swap agreements:

	Interest Rate Index	Principal Amount $	Fair Value / Carrying Amount of Assets (Liability) $	Weighted- Average Remaining Term (years)	Fixed Interest Rate (%) (1)
U.S. Dollar-denominated interest rate swaps (2)	LIBOR	900,000	(190,254)	11.3	4.7
U.S. Dollar-denominated interest rate swaps (3)	LIBOR	500,170	(64,659)	6.7	4.1
U.S. Dollar-denominated interest rate swap (2)(4)	LIBOR	98,500	(591)	0.7	1.1

		1,498,670	(255,504)

(1)	Excludes the margin the Partnership pays on its variable-rate debt, which as at March 31, 2013, ranged between 0.30% and 3.25%.
(2)	Notional amount remains constant over the term of the swap.
(3)	Principal amount reduces quarterly or semi-annually.
(4)	The LIBOR rate receivable is capped at 3.5%, which effectively results in a fixed rate of 1.12% unless LIBOR exceeds 3.5%, in which case the Partnership’s related interest rate effectively floats at LIBOR, but reduced by 2.38%.

As at March 31, 2013, the Partnership had multiple interest rate swaps and cross currency swaps governed by the same master agreement. Each of these master agreements provide for the net settlement of all swaps subject to that master agreement through a single payment in the event of default or termination of any one swap. The fair value of these interest rate swaps are presented on a gross basis in the Partnership’s consolidated balance sheets. As at March 31, 2013, these interest rate swaps and cross currency swaps had an aggregate fair value asset amount of $1.5 million and an aggregate fair value liability amount of $195.0 million.

Tabular disclosure

The following table presents the location and fair value amounts of derivative instruments, segregated by type of contract, on the Partnership’s balance sheets.

	Accounts Receivable	Current Portion of Derivative Assets	Derivative Assets	Accrued Liabilities	Current Portion of Derivative Liabilities	Derivative Liabilities
As at March 31, 2013
Foreign currency contracts	—	622	34	—	(278)	(4)
Cross currency swaps	313	2,497	—	—	—	(14,849)
Interest rate swaps	—	—	—	(9,004)	(47,596)	(198,904)

	313	3,119	34	(9,004)	(47,874)	(213,757)

As at December 31, 2012
Foreign currency contracts	—	2,160	—	—	(7)	—
Cross currency swaps	284	10,238	2,913	—	—	—
Interest rate swaps	—	—	—	(9,259)	(47,741)	(213,731)

	284	12,398	2,913	(9,259)	(47,748)	(213,731)

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data)

For the periods indicated, the following table presents the effective portion of gains (losses) on foreign currency forward contracts designated and qualifying as cash flow hedges that were (1) recognized in other comprehensive income, (2) recorded in accumulated other comprehensive income (or AOCI) during the term of the hedging relationship and reclassified to earnings, and (3) recognized in the ineffective portion of gains (losses) on derivative instruments designated and qualifying as cash flow hedges.

Three Months Ended March 31, 2013				Three Months Ended March 31, 2012
Balance Sheet (AOCI)	Statement of Income			Balance Sheet (AOCI)	Statement of Loss
Effective Portion	Effective Portion	Ineffective Portion		Effective Portion	Effective Portion	Ineffective Portion
6	—	—	Vessel operating expenses	989	—	—	Vessel operating expenses
	(52)	(59)	General and administrative expenses		180	20	General and administrative expenses

6	(52)	(59)		989	180	20

Realized and unrealized (losses) gains of interest rate swaps and foreign currency forward contracts that are not designated for accounting purposes as cash flow hedges are recognized in earnings and reported in realized and unrealized (loss) gain on non-designated derivative instruments in the consolidated statements of income. The effect of the gain (loss) on derivatives not designated as hedging instruments on the consolidated statements of income is as follows:

	Three Months Ended March 31,
	2013	2012
	$	$
Realized (losses) gains relating to:
Interest rate swaps	(14,623)	(15,007)
Foreign currency forward contracts	353	1,198

	(14,270)	(13,809)

Unrealized gains (losses) relating to:
Interest rate swaps	14,971	24,763
Foreign currency forward contracts	(1,778)	5,285

	13,193	30,048

Total realized and unrealized (losses) gains on non-designated derivative instruments	(1,077)	16,239

Realized and unrealized gains (losses) of the cross currency swaps are recognized in earnings and reported, including the impact of the partial termination of a cross currency swap, in foreign currency exchange gain (loss) in the consolidated statements of income. The effect of the gain (loss) on cross currency swaps on the consolidated statements of income is as follows:

	Three Months Ended March 31,
	2013	2012
	$	$
Realized gain on partial termination of cross-currency swap	6,800	—
Realized gains	725	994
Unrealized (losses) gains	(25,502)	7,880

Total realized and unrealized (losses) gains on cross currency swaps	(17,977)	8,874

The Partnership is exposed to credit loss in the event of non-performance by the counterparties, all of which are financial institutions, to the foreign currency forward contracts and the interest rate swap agreements. In order to minimize counterparty risk, the Partnership only enters into derivative transactions with counterparties that are rated A- or better by Standard & Poor’s or A3 or better by Moody’s at the time of the transactions. In addition, to the extent possible and practical, interest rate swaps are entered into with different counterparties to reduce concentration risk.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data)

8.	Income Tax

The components of the provision for income tax are as follows:

	Three Months Ended March 31,
	2013	2012
	$	$
Current	126	(1,362)
Deferred	108	(123)

Income tax recovery (expense)	234	(1,485)

9.	Commitments and Contingencies

a)	The Partnership may, from time to time, be involved in legal proceedings and claims that arise in the ordinary course of business. The Partnership believes that any adverse outcome, individually or in the aggregate, of any existing claims would not have a material effect on its financial position, results of operations or cash flows when taking into account its insurance coverage and indemnifications from charterers or Teekay Corporation.

On November 13, 2006, the Partnership’s shuttle tanker, the Navion Hispania, collided with the Njord Bravo, an FSO unit, while preparing to load an oil cargo from the Njord Bravo. The Njord Bravo services the Njord field, which is operated by Statoil Petroleum AS (or Statoil) and is located off the Norwegian coast. At the time of the incident, Statoil was chartering the Navion Hispania from the Partnership. The Navion Hispania and the Njord Bravo both incurred damage as a result of the collision. In November 2007, Navion Offshore Loading AS (or NOL), a subsidiary of the Partnership, and two subsidiaries of Teekay Corporation were named as co-defendants in a legal action filed by Norwegian Hull Club (the hull and machinery insurers of the Njord Bravo) and various licensees in the Njord field. The Plaintiffs sought damages for vessel repairs, expenses for a replacement vessel and other amounts related to production stoppage on the field, totaling NOK 213,000,000 (approximately $36.4 million). The Stavanger District Court found that NOL is liable for damages except for damages related to certain indirect or consequential losses. The court also found that Statoil ASA is liable to NOL for the same amount of damages to NOL. The parties have appealed the decision. As a result of the judgment, as at March 31, 2013 and December 31, 2012, the Partnership has recognized a liability of NOK 76,000,000 (approximately $13.0 million, which is a reduced amount in accordance with the court’s decision to exclude a large part of the indirect or consequential losses) to the Plaintiffs and a corresponding receivable from Statoil recorded in other long-term liabilities and other assets, respectively.

The Partnership believes the likelihood of any losses relating to the claim is remote. The Partnership believes that the charter contract relating to the Navion Hispania requires that Statoil be responsible and indemnify the Partnership for all losses relating to the damage to the Njord Bravo. The Partnership and Teekay Corporation also maintain protection and indemnity insurance for damages to the Navion Hispania and insurance for collision-related costs and claims. The Partnership believes that these insurance policies will cover the costs related to this incident, including any costs not indemnified by Statoil, subject to standard deductibles. In addition, Teekay Corporation has agreed to indemnify the Partnership for any losses it may incur in connection with this incident.

b)	During 2010, an unrelated party contributed a shuttle tanker to a subsidiary of the Partnership for a 33% equity interest in the subsidiary. The non-controlling interest owner in the subsidiary holds a put option which, if exercised, would obligate the Partnership to purchase the non-controlling interest owner’s 33% share in the entity for cash in accordance with a defined formula. The redeemable non-controlling interest is subject to remeasurement if the formulaic redemption amount exceeds the carrying value. No remeasurement was required as at March 31, 2013.

c)	In June 2011, the Partnership entered into a new long-term contract with a subsidiary of BG Group plc (or BG) to provide shuttle tanker services in Brazil. The contract with BG will be serviced by four newbuilding shuttle tankers being constructed by Samsung Heavy Industries in South Korea for an estimated total cost of approximately $446 million (excluding capitalized interest and miscellaneous construction costs). As at March 31, 2013, payments made towards these commitments totaled $133.8 million and the remaining payments required to be made under these newbuilding contracts are $312.2 million (remainder of 2013, excluding capitalized interest and miscellaneous construction costs). Shortly after their scheduled deliveries between May 2013 and November 2013, the shuttle tankers will commence operations under 10-year, fixed-rate time-charter-out contracts. The contracts with BG also include certain extension options and vessel purchase options exercisable by the charterer.

d)	On October 1, 2011, the Partnership acquired from Teekay Corporation a newbuilding shuttle tanker, the Scott Spirit, for $116.0 million. The purchase price is subject to adjustment for up to an additional $12 million based upon incremental shuttle tanker revenues above projections used for the sales price valuation generated during the two years following the acquisition. As a result, on October 1, 2012, the partnership paid an additional $5.9 million to Teekay Corporation (see note 2).

e)	In November 2012, the Partnership agreed to acquire a 2010-built HiLoad Dynamic Positioning (or DP) unit from Remora AS (or Remora), a Norway-based offshore marine technology company, for a total purchase price of approximately $55 million, including modification costs. The acquisition of the HiLoad DP unit, which will operate under a ten-year time-charter contract with Petroleo Brasileiro SA in Brazil, is expected to be completed by June 30, 2013 and the unit is expected to commence operating at its full time-charter rate in early 2014 once modifications, delivery of the DP unit to Brazil, and operational testing have been completed. Under the terms of an agreement between Remora and the Partnership, the Partnership has the right of first refusal to acquire any future HiLoad projects developed by Remora.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data)

10.	Partners’ Equity and Net Income Per Common Unit

At March 31, 2013, 72.1% of the Partnership’s common units outstanding were held by the public. The remaining common units, as well as the 2% general partner interest, were held by a subsidiary of Teekay Corporation.

Net Income Per Common Unit

Limited partners’ interest in net income per common unit – basic is determined by dividing net income, after deducting the non-controlling interest and the General Partner’s interest, by the weighted-average number of units outstanding during the period. The computation of limited partners’ interest in net income per common unit – diluted assumes the exercise of all dilutive restricted units using the treasury stock method. The computation of limited partners’ interest in net loss per common unit – diluted does not assume such exercises as the effect would be anti-dilutive.

The General Partner’s and common unitholders’ interests in net income are calculated as if all net income was distributed according to the terms of the Partnership’s partnership agreement, regardless of whether those earnings would or could be distributed. The partnership agreement does not provide for the distribution of net income; rather, it provides for the distribution of available cash, which is a contractually defined term that generally means all cash on hand at the end of each quarter less the amount of cash reserves established by the Partnership’s board of directors to provide for the proper conduct of the Partnership’s business including reserves for maintenance and replacement capital expenditure and anticipated capital requirements. Unlike available cash, net income is affected by non-cash items such as depreciation and amortization, unrealized gains and losses on derivative instruments and unrealized foreign currency translation gains and losses.

The Partnership allocates the Limited Partners’ interest in net income, including both distributed and undistributed net income, between continuing operations and discontinued operations based on the proportion of net income from continuing and discontinued operations to total net income.

During the quarters ended March 31, 2013 and 2012, cash distributions exceeded $0.4025 per common unit and, consequently, the assumed distributions of net income resulted in the use of the increasing percentages to calculate the General Partner’s interest in net income for the purposes of the net income per common unit calculation. For more information on the increasing percentages to calculate the General Partner’s interest in net income refer to the Partnership’s Annual Report on Form 20-F.

Pursuant to the partnership agreement, allocations to partners are made on a quarterly basis.

11.	Unit Based Compensation

In March 2013, 8,146 common units, with an aggregate value of $0.2 million, were granted to the non-management directors of our general partner as part of their annual compensation for 2013.

The Partnership grants restricted unit awards as incentive-based compensation under the Teekay Offshore Partners L.P. 2006 Long-Term Incentive Plan to certain employees of Teekay Corporation’s subsidiaries that provide services to the Partnership. The Partnership measures the cost of such awards using the grant date fair value of the award and recognizes that cost, net of estimated forfeitures, over the requisite service period. The requisite service period consists of the period from the grant date of the award to the earlier of the date of vesting or the date the recipient becomes eligible for retirement. For unit-based compensation awards subject to graded vesting, the Partnership calculates the value for the award as if it was one single award with one expected life and amortizes the calculated expense for the entire award on a straight-line basis over the requisite service period. Unit-based compensation expenses are recorded under general and administrative expenses in the Partnership’s consolidated statements of income.

During March 2013, the Partnership granted 63,309 restricted units with a grant date fair value of $1.8 million to certain employees of Teekay Corporation’s subsidiaries that provide services to the Partnership, based on the Partnership’s closing unit price on the grant date. Each restricted unit is equal in value to one unit of the Partnership’s common units plus reinvested distributions from the grant date to the vesting date. The restricted units vest equally over three years from the grant date. Any portion of a restricted unit award that is not vested on the date of a recipient’s termination of service is cancelled, unless their termination arises as a result of the recipient’s retirement and in this case the restricted unit award will continue to vest in accordance with the vesting schedule. Upon vesting, the value of the restricted unit awards are paid to each grantee in the form of units. During the three months ended March 31, 2013, the Partnership recorded an expense of $0.2 million (2012 – $nil) related to the restricted unit awards.

12.	Write-down of Vessel

During the three months ended March 31, 2013, the carrying value of one of the Partnership’s conventional tankers was written down by $11.2 million to its estimated fair value, using an appraised value, in conjunction with the termination of the tanker’s charter contract effective March 2013. The tanker did not meet the criteria to be classified as held-for-sale as at March 31, 2013.

During the three months ended March 31, 2013, the Partnership sold the 1992-built shuttle tanker, the Basker Spirit, and the 1992-built conventional tanker, the Leyte Spirit, which were written down in 2012 and classified as held-for-sale as at December 31, 2012.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data)

The operations of the Hamane Spirit, Torben Spirit, Luzon Spirit and Leyte Spirit prior to being considered discontinued operations, were reported within the conventional tanker segment. The following table summarizes the net income from discontinued operations for the periods presented in the consolidated statements of income:

Three Months Ended March 31, 2012
$
REVENUES	11,121

OPERATING EXPENSES
Voyage expenses	5,919
Vessel operating expenses	2,642
Depreciation and amortization	419
General and administrative	507

Total operating expenses	9,487

Income from vessel operations	1,634

OTHER ITEMS
Interest expense	(178)
Foreign currency exchange loss	2
Other income – net	28

Total other items	(148)

Net income from discontinued operations	1,486

13.	Subsequent Events

a)	In April 2013, the Partnership issued 2.1 million common units in a private placement to an institutional investor for net proceeds, including the General Partner’s 2% proportionate capital contribution, of $61.2 million. Upon completion of the private placement, the Partnership had 82.2 million common units outstanding. The Partnership will use the proceeds from the private placement to partially finance four newbuilding shuttle tankers installments and for general partnership purposes.

b)	In April 2013, the Partnership issued 6.0 million 7.25% Series A Cumulative Redeemable Preferred Units in a public offering for net proceeds of $144.9 million. The Partnership expects to use the net proceeds from the public offering for general partnership purposes, including the partial financing of newbuilding installments, capital conversion projects and the acquisition of vessels that Teekay Corporation may offer to the Partnership. Pending the application of funds for these purposes, the Partnership expects to repay a portion of its outstanding debt under two of its revolving credit facilities.

c)	In April 2013, the Voyageur Spirit FPSO unit began production and on May 2, 2013 the Partnership completed the acquisition of the unit from Teekay Corporation for a purchase price of $540 million. The unit operates on the Huntington Field in the North Sea under a five-year contract with E.ON Ruhrgas UK E&P Limited, plus extension options. The acquisition was financed with a new $330 million debt facility secured by the vessel, a portion of the proceeds from a public offering completed in September 2012 and a $40 million equity private placement of common units to Teekay Corporation which was completed on May 2, 2013. Upon completion of the private placement to Teekay Corporation, the Partnership had 83.6 million common units outstanding. Following the private placement, Teekay Corporation holds a 29.9% interest in the Partnership, including its 2% General Partnership interest. In anticipation of the Voyageur Spirit FPSO unit acquisition, in February 2013 the Partnership made a partial prepayment of $150 million to Teekay Corporation. The Partnership received interest at a rate of LIBOR plus a margin of 4.25% on the prepaid funds to Teekay Corporation until the Partnership acquired the FPSO unit on May 2, 2013.

d)	In May 2013, the Partnership finalized the ten-year charter contract, plus extension options, with Salamander Energy plc (or Salamander) to supply a FSO unit in Asia. The Partnership intends to convert its 1993-built shuttle tanker, the Navion Clipper, into an FSO unit for an estimated fully built-up cost of approximately $50 million. The unit is expected to commence its contract with Salamander in the third quarter of 2014.

e)	In May 2013, the Partnership entered into an agreement with Statoil, on behalf of the field license partners, to provide an FSO unit for the Gina Krog oil and gas field located in the North Sea. The contract will be serviced by a new FSO unit converted from the 1995-built shuttle tanker, Randgrid, which the Partnership currently owns through a 67% owned subsidiary. The FSO conversion project is expected to be completed for a gross capital cost of approximately $260 million, including amounts reimbursable upon delivery of the unit relating to installation and mobilization costs, and the cost of acquiring the remaining 33% ownership interest in the Randgrid shuttle tanker. Following completion in 2017, the newly converted FSO unit will commence operations under a 3-year firm period time-charter contract to Statoil, which includes 12 additional one-year extension options.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES

MARCH 31, 2013

PART I – FINANCIAL INFORMATION

ITEM 2 –	MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

We are an international provider of marine transportation, oil production and storage services to the offshore oil industry focusing on the fast-growing, deep-water offshore oil regions of the North Sea and Brazil. We were formed in August 2006 by Teekay Corporation, a leading provider of marine services to the global oil and natural gas industries, to further develop its operations in the offshore market. We operate shuttle tankers, floating storage and off-take (or FSO) units, floating production, storage and off-loading (or FPSO) units and conventional crude oil tankers. Our current fleet consists of 35 shuttle tankers (including four chartered-in vessels and three committed newbuildings), four FPSO units, seven FSO units (including two committed FSO conversions) and six conventional oil tankers, in which our interests range from 50% to 100%.

SIGNIFICANT DEVELOPMENTS

In May 2013, we entered into an agreement with Statoil Petroleum AS (or Statoil), on behalf of the field license partners, to provide an FSO unit for the Gina Krog oil and gas field located in the North Sea. The contract will be serviced by a new FSO unit converted from the 1995-built shuttle tanker, Randgrid, which we currently own through a 67% owned subsidiary. The FSO conversion project is expected to be completed for a gross capital cost of approximately $260 million, including amounts reimbursable upon delivery of the unit relating to installation and mobilization costs, and the cost of acquiring the remaining 33% ownership interest in the Randgrid shuttle tanker. Following completion in 2017, the newly converted FSO unit will commence operations under a 3-year firm period time-charter contract to Statoil, which includes 12 additional one-year extension options.

In May 2013, we completed the acquisition of the Voyageur Spirit FPSO unit from Teekay Corporation for a purchase price of $540 million. The Voyageur Spirit FPSO unit operates on the Huntington Field in the North Sea under a five-year contract, plus up to 10 one-year extension options, with E.ON Ruhrgas UK E&P Limited (or E.ON). The acquisition was financed with a new $330 million debt facility secured by the unit, a portion of the proceeds from the public offering completed in September 2012 and a $40 million equity private placement of common units to Teekay Corporation completed in May 2013.

In anticipation of the Voyageur Spirit FPSO unit acquisition, in February 2013, we made a partial prepayment of $150 million to Teekay Corporation. We received interest at a rate of LIBOR plus a margin of 4.25% on the prepaid funds to Teekay Corporation until we acquired the FPSO unit on May 2, 2013.

In May 2013, we finalized the ten-year charter contract, plus extension options, with Salamander Energy plc (or Salamander) to supply an FSO unit in Asia. We intend to convert our 1993-built shuttle tanker, the Navion Clipper, into an FSO unit for an estimated fully built-up cost of approximately $50 million. The unit is expected to commence its contract with Salamander in the third quarter of 2014.

In June 2011, we entered into a new long-term contract with a subsidiary of BG Group plc (or BG) to provide shuttle tanker services in Brazil. The contract with BG will be serviced by four Suezmax newbuilding shuttle tankers (or the BG Shuttle Tankers), being constructed by Samsung Heavy Industries for an estimated total cost of approximately $446 million (excluding capitalized interest and miscellaneous construction costs). Shortly after their scheduled deliveries between May 2013 and November 2013, the BG Shuttle Tankers will commence operations under ten-year, fixed-rate time-charter-out contracts. The contracts with BG also include certain extension options and vessel purchase options exercisable by the charterer. In May 2013, we took delivery of the Samba Spirit, the first of the four shuttle tanker newbuildings, which is expected to commence its time-charter contract with BG in June 2013.

In November 2012, we agreed to acquire a 2010-built HiLoad Dynamic Positioning (or DP) unit from Remora AS (or Remora), a Norway-based offshore marine technology company, for a total purchase price of approximately $55 million, including modification costs. The HiLoad DP unit, which will operate under a ten-year time-charter contract with Petroleo Brasileiro SA (or Petrobras) in Brazil, is expected to be completed by June 30, 2013 and the unit is expected to commence operations at its full time-charter rate in early 2014 once modifications, delivery of the DP unit to Brazil, and operational testing have been completed. Under the terms of an agreement between Remora and Teekay Offshore, we have the right of first refusal to acquire any future HiLoad projects developed by Remora.

In January 2013, we issued in the Norwegian bond market NOK 1,300 million in senior unsecured bonds. The bonds were issued in two tranches maturing in January 2016 (NOK 500 million) and January 2018 (NOK 800 million). The aggregate principal amount of the bonds was equivalent to $233.2 million and all interest and principal payments under each of the two tranches have been swapped into U.S. dollars at fixed rates of 4.80% on the tranche maturing in 2016 and 5.93% on the tranche maturing in 2018. In connection with this financing, we repurchased NOK 388.5 million of the existing NOK 600 million bond issue maturing in November 2013. We used the net proceeds of approximately $167 million to reduce a portion of amounts outstanding under our revolving credit facilities and for general partnership purposes. We will apply to list the bonds on the Oslo Stock Exchange.

In April 2013, we issued approximately 2.06 million common units in a private placement to an institutional investor for proceeds of approximately $60 million (excluding our general partner’s proportionate capital contribution). We intend to use the proceeds from the sale of the common units to partially fund the acquisition of the BG Shuttle Tankers and for general partnership purposes.

In April 2013, we completed a public offering of 6.0 million 7.25% Series A Cumulative Redeemable Preferred Units for net proceeds of $144.9 million. We expect to use the net proceeds from the public offering for general partnership purposes, including the funding of newbuilding installments, capital conversion projects and the acquisition of vessels that Teekay Corporation may offer to us. Pending the application of funds for these purposes, we expect to repay a portion of our outstanding debt under two of our revolving credit facilities.

In April 2013, we received an offer from Teekay Corporation to acquire its 50% interest in the Cidade de Itajai (or Itajai) FPSO unit at its fully built-up cost. The Itajai FPSO unit has been operating on the Baúna and Piracaba (previously named Tiro and Sidon) fields in the Santos Basin offshore Brazil since February 2013 under a nine-year time-charter contract (plus extension options) with Petrobras. The offer is currently being reviewed by our Conflicts Committee. The remaining 50% interest in the Itajai FPSO unit is owned by Brazilian-based Odebrecht Oil & Gas S.A. (a member of the Odebrecht group) (or Odebrecht).

Potential Additional Shuttle Tanker, FSO and FPSO Projects

Pursuant to an omnibus agreement that we entered into in connection with our initial public offering in December 2006, Teekay Corporation is obligated to offer to us its interest in certain shuttle tankers, FSO units and FPSO units Teekay Corporation owns or may acquire in the future, provided the vessels are servicing contracts with remaining durations of greater than three years. We may also acquire other vessels that Teekay Corporation may offer us from time to time and we intend to pursue direct acquisitions from third parties and new offshore projects.

In May 2011, Teekay Corporation entered into a joint venture agreement with Odebrecht to jointly pursue FPSO projects in Brazil. Odebrecht is a well-established Brazil-based company that operates in the engineering and construction, petrochemical, bioenergy, energy, oil and gas, real estate and environmental engineering sectors, with over 120,000 employees and a presence in over 20 countries. As part of the joint venture agreement, Odebrecht is a 50% partner in the Cidade de Itajai FPSO project and Teekay Corporation is currently working with Odebrecht on other FPSO project opportunities that, if awarded, may result in us being able to acquire Teekay Corporation’s interests in such projects pursuant to the omnibus agreement. As discussed above, in April 2013 we received an offer from Teekay Corporation to acquire the remaining 50% interest in the Cidade de Itajai FPSO unit at Teekay Corporation’s fully built-up cost. The offer is currently being reviewed by our Conflicts Committee.

Pursuant to the omnibus agreement and a subsequent agreement, Teekay Corporation is obligated to offer to sell to us the Petrojarl Foinaven FPSO unit, an existing unit owned by Teekay Corporation and operating under a long-term contract in the North Sea, prior to July 9, 2013. The purchase price for the Petrojarl Foinaven would be its fair market value plus any additional tax or other costs incurred by Teekay Corporation to transfer ownership of this FPSO unit to us.

In June 2011, Teekay Corporation entered into a contract with BG Norge Limited to provide a harsh weather FPSO unit to operate in the North Sea. The contract will be serviced by an FPSO unit being constructed by Samsung Heavy Industries for a fully built-up cost of approximately $1 billion. Pursuant to the omnibus agreement, Teekay Corporation is obligated to offer to us its interest in this FPSO project at Teekay Corporation’s fully built-up cost within a year after the commencement of the charter, which commencement is expected to occur during the first half of 2014.

In November 2011, Teekay Corporation acquired from Sevan Marine ASA (or Sevan), a Norway-based developer of FPSO units, the Hummingbird Spirit FPSO unit, which is currently operating under a short-term charter contract. Pursuant to the omnibus agreement, Teekay Corporation is obligated to offer us the Hummingbird Spirit FPSO unit within approximately one year following commencement of a charter contract with a firm period of greater than three years in duration.

Teekay Corporation owns two additional FPSO units, the Petrojarl Banff FPSO and the Petrojarl 1 FPSO which may also be offered to us in the future pursuant to the omnibus agreement.

RESULTS OF OPERATIONS

There are a number of factors that should be considered when evaluating our historical financial performance and assessing our future prospects and we use a variety of financial and operational terms and concepts when analyzing our results of operations. These can be found in Item 5 – “Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the year ended December 31, 2012. In accordance with United States generally accepted accounting principles (or GAAP), we report gross revenues in our income statements and include voyage expenses among our operating expenses. However, shipowners base economic decisions regarding the deployment of their vessels upon anticipated time charter equivalent (or TCE) rates, and industry analysts typically measure bulk shipping freight rates in terms of TCE rates. This is because under time charters and bareboat charters the customer usually pays the voyage expenses while under voyage charters and contracts of affreightment the shipowner usually pays the voyage expenses, which typically are added to the hire rate at an approximate cost. Accordingly, the discussion of revenue below focuses on net revenues (i.e. revenues less voyage expenses) and TCE rates of our four reportable segments where applicable. TCE rates represent net revenues divided by revenue days. Please read Item 1 – Financial Statements: Note 3 – Segment Reporting.

We manage our business and analyze and report our results of operations on the basis of four business segments: the shuttle tanker segment, the FPSO segment, the conventional tanker segment and the FSO segment, each of which are discussed below.

Shuttle Tanker Segment

As at March 31, 2013, our shuttle tanker fleet consisted of 33 vessels that operate under fixed-rate contracts of affreightment, time charters and bareboat charters. Of the 33 shuttle tankers, six were owned through 50% owned subsidiaries, three through a 67% owned subsidiary and four were chartered-in, with the remainder owned 100% by us. All of these shuttle tankers provide transportation services to energy companies, primarily in the North Sea and Brazil. Our shuttle tankers service the conventional spot tanker market from time to time. We also have one newbuilding shuttle tanker which delivered to us subsequent to March 31, 2013 and an additional three on order which are scheduled to deliver mid-to-late 2013. Subsequent to March 31, 2013, we committed to converting two of our shuttle tankers, the Navion Clipper and Randgrid, into FSO units.

The following table presents our shuttle tanker segment’s operating results for the three months ended March 31, 2013 and 2012, and compares its net revenues (which is a non-GAAP financial measure) for the three months ended March 31, 2013 and 2012, to revenues, the most directly comparable GAAP financial measure, for the same periods. The following table also provides a summary of the changes in calendar-ship-days by owned and chartered-in vessels for our shuttle tanker segment:

(in thousands of U.S. dollars, except calendar-ship-days and percentages)	Three Months Ended March 31,
	2013	2012	% Change
Revenues	130,350	144,927	(10.1)
Voyage expenses	22,294	27,155	(17.9)

Net revenues	108,056	117,772	(8.2)
Vessel operating expenses	37,967	43,226	(12.2)
Time-charter hire expense	14,777	13,617	8.5
Depreciation and amortization	27,605	31,371	(12.0)
General and administrative (1)	5,889	5,202	13.2
Restructuring charge	659	—	100.0

Income from vessel operations	21,159	24,356	(13.1)

Calendar-Ship-Days
Owned Vessels	2,635	2,912	(9.5)
Chartered-in Vessels	371	348	6.6

Total	3,006	3,260	(7.8)

(1)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to the shuttle tanker segment based on estimated use of corporate resources). See the discussion under “Other Operating Results” below.

The average size of our owned shuttle tanker fleet for the three months ended March 31, 2013 decreased compared to the same period last year, primarily due to the sale of the Navion Fennia in July 2012, the sale of the Navion Savonita in December 2012 and the sale of the Basker Spirit in January 2013. Included in calendar-ship-days are two owned shuttle tankers which have been in lay-up since May 2012 and February 2013, respectively, following their redelivery to us upon maturity of their time-charter-out contracts in April 2012 and November 2012.

The average size of our chartered-in shuttle tanker fleet increased for the three months ended March 31, 2013 compared to the same periods last year, primarily due to:

•	increased spot chartered-in vessels for the three months ended March 31, 2013 compared to the same period last year; and

•	less off-hire days for the three months ended March 31, 2013 compared to the same period last year.

Net Revenues. Net revenues decreased for the three months ended March 31, 2013 from the same period last year, primarily due to:

•

a decrease of $7.3 million for the three months ended March 31, 2013, due to the lay-up of two vessels following their redelivery to us in April 2012 and November 2012, respectively, upon maturity of the time-charter-out contracts;

•	a decrease of $3.9 million for the three months ended March 31, 2013, due to the sale of the Navion Savonita in December 2012;

•

a net decrease of $4.2 million due to a decrease in revenues in our contract of affreightment fleet and fewer revenue days from the redelivery of three vessels to us in February 2012, March 2012 and April 2012, and as they completed their time-charter-out agreements, partially offset by an increase in revenues in our time-chartered-out fleet from entering into new contracts and an increase in rates as provided in certain contracts; and

•	a decrease of $0.9 million for the three months ended March 31, 2013, due to a decrease in reimbursable bunker costs;

partially offset by

•	an increase of $3.4 million for the three months ended March 31, 2013, due to less repair off-hire days in our time-chartered-out fleet compared to the same period last year;

•

a net increase of $1.9 million for the three months ended March 31, 2013, due to more opportunities to trade excess capacity in short-term offshore projects, partially offset by less opportunities to trade excess capacity in the conventional spot market; and

•	an increase of $1.3 million for the three months ended March 31, 2013, due to an increase in revenues in our bareboat fleet from an increase in rates as provided in certain contracts.

Vessel Operating Expenses. Vessel operating expenses decreased for the three months ended March 31, 2013 from the same period last year, primarily due to:

•

a decrease of $3.5 million for the three months ended March 31, 2013, relating to the lay-up of two of our shuttle tankers since May 2012 and February 2013 and the reduction in costs associated with the sale of two of our older shuttle tankers in July 2012 and December 2012;

•	a decrease of $1.3 million for the three months ended March 31, 2013, due to a decrease in costs related to services and spares; and

•	a decrease of $0.9 million for the three months ended March 31, 2013, due to a decrease in ship management fees;

partially offset by

•	an increase of $0.8 million for the three months ended March 31, 2013, in crew and manning costs primarily due to the timing of bonus payments.

Time-Charter Hire Expense. Time-charter hire expense increased for the three months ended March 31, 2013 from the same period last year, primarily due to:

•	an increase of $2.0 million for the three months ended March 31, 2013 due to less off-hire days in the in-chartered fleet;

partially offset by

•	a decrease of $0.8 million for the three months ended March 31, 2013, due to decreased spot in-chartering.

Depreciation and Amortization Expense. Depreciation and amortization expense decreased for the three months ended March 31, 2013 from the same period last year primarily due to the impairment and write-down of two older shuttle tankers in 2012 to their estimated fair value, the sale of the two older shuttle tankers in 2012 and one older shuttle tanker in 2013, and the completion of dry-dock depreciation for three shuttle tankers, partially offset by additional dry-dock depreciation relating to new dry dockings completed in 2012.

Restructuring Charges. Restructuring charges were $0.7 million for the three months ended March 31, 2013, resulting from a reorganization of marine operations to create better alignment with our shuttle tanker business unit and a lower cost organization going forward.

FPSO Segment

Our FPSO fleet consists of the Petrojarl Varg, the Cidade de Rio das Ostras (or Rio das Ostras) and the Piranema Spirit, all of which we own 100%. We use the FPSO units to provide production, processing and storage services to oil companies operating offshore oil field installations. Subsequent to March 31, 2013, we acquired the Voyageur Spirit FPSO unit. These services are typically provided under long-term, fixed-rate FPSO contracts. Historically, the utilization of FPSO units and other vessels in the North Sea, where the Petrojarl Varg operates, is higher in the winter months, as favorable weather conditions in the summer months provide opportunities for repairs and maintenance to our vessels and the offshore oil platforms, which generally reduces oil production.

The following table presents our FPSO segment’s operating results for the three months ended March 31, 2013 and 2012 and also provides a summary of the calendar-ship-days for our FPSO segment:

(in thousands of U.S. dollars, except calendar-ship-days and percentages)	Three Months Ended March 31,
	2013	2012	% Change
Revenues	57,685	57,759	(0.1)
Vessel operating expenses	29,501	24,743	19.2
Depreciation and amortization	12,752	12,726	0.2
General and administrative (1)	3,062	2,471	23.9

Income from vessel operations	12,370	17,819	(30.6)

Calendar-Ship-Days
Owned Vessels	270	273	(1.1)

(1)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to the FPSO segment based on estimated use of corporate resources).

Revenues. Revenues decreased for the three months ended March 31, 2013 from the same period last year, primarily due to:

•	a decrease of $0.7 million for the three months ended March 31, 2013, due to decreased incentive revenues due to lower production on the Petrojarl Varg; and

•	a decrease of $0.5 million for the three months ended March 31, 2013, due to a positive rate adjustment on the Petrojarl Varg recognized during the first quarter of 2012;

partially offset by

•	an increase of $0.6 million for the three months ended March 31, 2013, due to the weakening of the U.S. Dollar against the Norwegian Kroner compared to the same period last year; and

•	an increase of $0.5 million for the three months ended March 31, 2013, due to increased production on the Piranema Spirit.

Vessel Operating Expenses. Vessel operating expenses increased for the three months ended March 31, 2013 from the same period last year, primarily due to:

•

an increase of $1.5 million for the three months ended March 31, 2013, due to higher maintenance costs relating to the Petrojarl Varg, Rio das Ostras and the Piranema Spirit compared to the same period last year;

•

an increase of $1.4 million for the three months ended March 31, 2013, due to higher crew and manning costs mainly relating to the Petrojarl Varg and the Piranema Spirit due to higher salaries and crew levels; and

•	an increase of $1.2 million for the three months ended March 31, 2013, due to the weakening of the U.S. Dollar against the Norwegian Kroner compared to the same period last year.

Conventional Tanker Segment

As of March 31, 2013, we owned 100% interests in four Aframax conventional crude oil tankers (three of which operate under fixed-rate time charters with Teekay Corporation), and two vessels (that have additional equipment for lightering) which operate under fixed-rate bareboat charters with Skaugen PetroTrans (Teekay Corporation’s 50% owned joint venture). The analysis below excludes four additional tankers as they are determined to be discontinued operations, including one tanker sold during the first quarter of 2013 and three tankers sold in the latter half of 2012. During the three months ended March 31, 2013, the Partnership terminated a long-term time-charter-out contract employed by one of its conventional tankers with a subsidiary of Teekay Corporation. The Partnership received an early termination fee from Teekay Corporation of $6.8 million which is recorded in revenue.

The following table presents our conventional tanker segment’s operating results for the three months ended March 31, 2013 and 2012, and compares its net revenues (which is a non-GAAP financial measure) for the three months ended March 31, 2013 and 2012 to revenues, the most directly comparable GAAP financial measure, for the same periods. The following table also provides a summary of the changes in calendar-ship-days by owned vessels for our conventional tanker segment:

(in thousands of U.S. dollars, except calendar-ship-days and percentages)	Three Months Ended March 31,
	2013	2012	% Change
Revenues	21,247	15,766	34.8
Voyage expenses	1,417	3,413	(58.5)

Net revenues	19,830	12,353	60.5
Vessel operating expenses	3,362	3,153	6.6
Depreciation and amortization	2,410	2,837	(15.1)
General and administrative (1)	948	1,013	(6.4)
Write-down of vessel	11,247	—	100.0

Income from vessel operations	1,863	5,350	(65.2)

Calendar-Ship-Days
Owned Vessels	540	546	(1.1)

(1)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to the conventional tanker segment based on estimated use of corporate resources).

Net Revenues. Net revenues increased for the three months ended March 31, 2013 from the same period last year, primarily due to:

•

an increase of $6.8 million for the three months ended March 31, 2013, due to a termination fee received from Teekay Corporation in relation to the early cancellation of the time charter contract for the Poul Spirit; and

•	an increase of $0.5 million for the three months ended March 31, 2013 due to lower bunker expenses.

Write-down of vessel. Write-down of vessel was $11.2 million for the three months ended March 31, 2013, resulting from the impairment of the Poul Spirit. We wrote down the carrying value of this vessel to its estimated fair value in conjunction with the termination of its charter contract effective March 2013.

FSO Segment

Our FSO fleet consists of five vessels that operate under fixed-rate time charters or fixed-rate bareboat charters. We have 100% ownership interests in these units. Subsequent to March 31, 2013, we committed to converting two of our shuttle tankers, the Navion Clipper and Randgrid, into FSO units. FSO units provide an on-site storage solution to oil field installations that have no oil storage facilities or that require supplemental storage. Our revenues and vessel operating expenses for the FSO segment are affected by fluctuations in currency exchange rates, as a significant component of revenues are earned and vessel operating expenses are incurred in Norwegian Kroner and Australian Dollars for certain vessels. The strengthening or weakening of the U.S. Dollar relative to the Norwegian Kroner and Australian Dollar may result in significant decreases or increases, respectively, in our revenues and vessel operating expenses.

The following table presents our FSO segment’s operating results for the three months ended March 31, 2013 and 2012, and compares its net revenues (which is a non-GAAP financial measure) for the three months ended March 31, 2013 and 2012 to revenues, the most directly comparable GAAP financial measure, for the same periods. The following table also provides a summary of the changes in calendar-ship-days for our FSO segment:

(in thousands of U.S. dollars, except calendar-ship-days and percentages)	Three Months Ended March 31,
	2013	2012	% Change
Revenues	15,140	15,025	0.8
Voyage (recoveries) expenses	(485)	340	(242.6)

Net revenues	15,625	14,685	6.4
Vessel operating expenses	8,285	7,348	12.8
Depreciation and amortization	2,582	2,258	14.3
General and administrative (1)	766	492	55.7

Income from vessel operations	3,992	4,587	(13.0)

Calendar-Ship-Days
Owned Vessels	450	455	(1.1)

(1)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to the FSO segment based on estimated use of corporate resources).

Net Revenues. Net revenues for the three months ended March 31, 2013 increased from the same period last year, primarily due to a decrease in bunker costs relating to a recovery of drydocking expenses upon the completion of the drydocking of the Navion Saga.

Vessel Operating Expenses. Vessel operating expenses for the three months ended March 31, 2013 increased from the same period last year, primarily due to an increase of $1.0 million due to expenditures on projects completed to support our FSO tenders.

Other Operating Results

General and Administrative Expenses. General and administrative expenses increased to $10.7 million for the three months ended March 31, 2013, from $9.2 million for the same period last year, mainly due to an increase in business development and project activities supporting our shuttle fleet and an increase in administrative costs associated with our FPSO units.

Interest Expense. Interest expense, which excludes realized and unrealized gains and losses from interest rate swaps, decreased to $11.7 million for the three months ended March 31, 2013 from $12.6 million for the same period last year, primarily due to:

•	a decrease of $1.8 million for the three months ended March 31, 2013 due to repayments and prepayments of debt during 2013 and 2012; and

•	a decrease of $0.8 million for the three months ended March 31, 2013 due to decreased interest rates compared to the same period last year;

partially offset by

•

a net increase of $1.8 million for the three months ended March 31, 2013 primarily from the issuance of the NOK 1,300 million senior unsecured bonds in January 2013, partially offset by the repurchase of NOK 388.5 million of our existing NOK 600 million senior unsecured bond issue that matures in November 2013.

Realized and Unrealized (Losses) Gains on Non-designated Derivatives. Net realized and unrealized losses on non-designated derivatives were $1.1 million for the three months ended March 31, 2013, compared to gains of $16.2 million for the same period last year.

During the three months ended March 31, 2013 and 2012, we had interest rate swap agreements with aggregate average outstanding notional amounts of approximately $1.5 billion and $1.6 billion, respectively, with average fixed rates of approximately 4.3%. Short-term variable benchmark interest rates during these periods were generally 1.1% or less and, as such, we incurred realized losses of $14.6 million and $15.0 million during the three months ended March 31, 2013 and 2012, respectively, under the interest rate swap agreements.

During the three months ended March 31, 2013 and 2012, we recognized unrealized gains on our interest rate swaps of $15.0 million and $24.8 million, respectively. The unrealized gains resulted from the transfer of $14.6 million and $15.0 million of previously recognized unrealized losses, respectively, to realized losses related to actual cash settlements, and an additional $0.4 million and $9.8 million of unrealized gains, respectively, relating to increases in long-term LIBOR benchmark interest rates relative to the prior quarter.

Foreign Currency Exchange Losses. Foreign currency exchange losses were $3.6 million for the three months ended March 31, 2013 compared to losses of $2.8 million for the same period last year. Our foreign currency exchange losses and gains, substantially all of which are unrealized, are due primarily to the relevant period-end revaluation of Norwegian Kroner-denominated monetary assets and liabilities for financial reporting purposes and the realized and unrealized gains and losses on our cross currency swaps. Gains on Norwegian Kroner-denominated monetary liabilities reflect a stronger U.S. Dollar against the Norwegian Kroner on the date of revaluation or settlement compared to the rate in effect at the beginning of the period. Losses on Norwegian Kroner-denominated monetary liabilities reflect a weaker U.S. Dollar against the Norwegian Kroner on the date of revaluation or settlement compared to the rate in effect at the beginning of the period. During the three months ended March 31, 2013, we repurchased NOK 388.5 million of our existing NOK 600 million senior unsecured bond issue that matures in November 2013. Associated with this, we recorded $6.6 million of realized losses on the repurchased bonds, and recorded $6.8 million of realized gains on the associated cross currency swap. Excluding this, for the three months ended March 31, 2013, foreign currency exchange losses include realized gains of $0.7 million (2012 – gains of $1.0 million) and unrealized losses of $25.5 million (2012 – gains of $7.9 million) on the cross currency swaps and unrealized gains of $25.0 million (2012 – loss of $9.0 million) on the revaluation of the Norwegian Kroner denominated debt. There is an additional unrealized foreign exchange loss of $4.0 million (2012 – loss of $2.5 million) on all other monetary assets and liabilities.

Loss on Bond Repurchase. Loss on bond repurchase was $1.8 million for the three months ended March 31, 2013. The loss represents a 2.5% premium paid for the repurchase of NOK 388.5 million of our existing NOK 600 million senior unsecured bond issue that matures in November 2013.

Other Income. Other income was $0.3 million for the three months ended March 31, 2013 compared to $1.4 million for the same period last year, which was primarily comprised of leasing income from our volatile organic compound (or VOC) equipment and the unrealized gain / (loss) on the contingent consideration liability relating to the Scott Spirit acquisition (Please read Item 1 – Financial Statements: Note 2 – Financial Instruments). The leasing income is decreasing as the VOC contracts near completion.

Income Tax Recovery (Expense). Income tax recovery was $0.2 million for the three months ended March 31, 2013 compared to income tax expense of $1.5 million for the same period last year. The increase to income tax recovery for the three months ended March 31, 2013 was primarily due to a new Norwegian tax structure established in the fourth quarter of 2012 which resulted in our Norwegian tax group by being able to utilize past losses carried forward against current income, whereas the same period last year included a $1.0 million current tax expense for this tax group.

Net Income from Discontinued Operations. Net income from discontinued operations was $1.5 million for the three months ended March 31, 2012. In 2012, we sold the Hamane Spirit, Torben Spirit and Luzon Spirit. During the first quarter of 2013 we sold the Leyte Spirit, which was classified as held for sale at December 31, 2012. The results of the operations of these vessels prior to December 31, 2012 were reported within the conventional tanker segment.

Liquidity and Capital Resources

Liquidity and Cash Needs

Our business model is to employ our vessels on fixed-rate contracts with major oil companies, typically with original terms between three to ten years. The operating cash flow our vessels generate each quarter, excluding a reserve for maintenance capital expenditures, is generally paid out to our unitholders within approximately 45 days after the end of each quarter. Our primary short-term liquidity needs are to pay these quarterly distributions on our outstanding units, payment of operating expenses, dry docking expenditures, debt service costs and to fund general working capital requirements. We anticipate that our primary sources of funds for our short-term liquidity needs will be cash flows from operations. We believe that our existing cash and cash equivalents and undrawn long-term borrowings, in addition to all other sources of cash including cash from operations, will be sufficient to meet our existing liquidity needs for at least the next 12 months.

Our long-term liquidity needs primarily relate to expansion and maintenance capital expenditures and debt repayment. Expansion capital expenditures primarily represent the purchase or construction of vessels to the extent the expenditures increase the operating capacity or revenue generated by our fleet, while maintenance capital expenditures primarily consist of dry docking expenditures and expenditures to replace vessels in order to maintain the operating capacity or revenue generated by our fleet. Our primary sources of funds for our long-term liquidity needs are from cash from operations, long-term bank borrowings and other debt or equity financings, or a combination thereof. Consequently, our ability to continue to expand the size of our fleet is dependent upon our ability to obtain long-term bank borrowings and other debt, as well as raising equity.

Our revolving credit facilities and term loans are described in Item 1 – Financial Statements: Note 4 – Long-Term Debt. They contain covenants and other restrictions typical of debt financing secured by vessels that restrict the ship-owning subsidiaries from incurring or guaranteeing indebtedness; changing ownership or structure, including mergers, consolidations, liquidations and dissolutions; making dividends or distributions if we are in default; making capital expenditures in excess of specified levels; making certain negative pledges and granting certain liens; selling, transferring, assigning or conveying assets; making certain loans and investments; or entering into a new line of business. Certain of our revolving credit facilities and term loans include financial covenants. Should we not meet these financial covenants, the lender may accelerate the repayment of the revolving credit facilities and term loans, thus having an impact on our short-term liquidity requirements. The Partnership has one revolving credit facility that requires it to maintain an aggregate vessel value to aggregate drawn facility balance ratio of a minimum of 105%. As at March 31, 2013, this ratio was 112%. The vessel values used in this ratio are the appraised values prepared by the Partnership based on second hand sale and purchase market data. A further delay in the recovery of the conventional tanker market could negatively affect this ratio. As at March 31, 2013, we and our affiliates were in compliance with all covenants relating to the revolving credit facilities and term loans.

As at March 31, 2013, our total cash and cash equivalents were $172.8 million, compared to $206.3 million at December 31, 2012. Our total liquidity, including cash, cash equivalents and undrawn long-term borrowings, was $373.6 million as at March 31, 2013, compared to $419.8 million as at December 31, 2012. The decrease in liquidity was primarily the result of a $150.0 million prepayment to Teekay Corporation in relation to the Voyageur Spirit FPSO unit acquisition, a reduction in the amount available for drawdown of our revolving credit facilities and the scheduled repayment or prepayment of outstanding term loans, partially offset by the proceeds from the issuance in January 2013 of NOK 1,300 million senior unsecured bonds, of which a portion was used to repurchase NOK 388.5 million of existing bonds issued.

As at March 31, 2013, we had a working capital surplus of $38.3 million, compared to a working capital deficit of $67.7 million at December 31, 2012. The increase in the working capital surplus is primarily due to the proceeds from the issuance in January 2013 of NOK 1,300 million senior unsecured bonds and related use of proceeds to repurchase debt as described above.

The passage of any climate control legislation or other regulatory initiatives that restrict emissions of greenhouse gases could have a significant financial and operational impact on our business, which we cannot predict with certainty at this time. Such regulatory measures could increase our costs related to operating and maintaining our vessels and require us to install new emission controls, acquire allowances or pay taxes related to our greenhouse gas emissions, or administer and manage a greenhouse gas emissions program. In addition, increased regulation of greenhouse gases may, in the long term, lead to reduced demand for oil and reduced demand for our services.

Cash Flows. The following table summarizes our sources and uses of cash for the periods presented:

	Three Months Ended March 31,
(in thousands of U.S. dollars)	2013	2012
Net cash flow from operating activities	46,347	71,193
Net cash flow used for financing activities	78,957	(19,103)
Net cash flow (used for) from investing activities	(158,842)	2,718

Operating Cash Flows. Net cash flow from operating activities decreased to $46.3 million for the three months ended March 31, 2013, from $71.2 million for the same period in 2012, primarily due to a decrease in changes in non-cash working capital items of $15.8 million, a loss on bond repurchase of $1.8 million, an increase in general and administrative expenses of $1.5 million, a decrease in income from discontinued operations of $1.5 million, a decrease of net revenues of $1.4 million, an increase in time charter hire expense of $1.2 million, a decrease in other income of $1.1 million, a decrease of realized foreign currency exchange gains of $0.6 million, partially offset by an increase in income tax recovery of $1.5 million.

The $15.8 million decrease in non-cash working capital items for the three months ended March 31, 2013 compared to the same period last year is primarily due the timing of payments made to vendors and the timing of payments received by customers, partially offset by the timing of prepaid expenses.

All other changes are described above in the Results of Operations.

Financing Cash Flows.

We use our revolving credit facilities to finance capital expenditures and for general partnership purposes. Occasionally we will do this until longer-term financing is obtained, at which time we typically use all or a portion of the proceeds from the longer-term financings to prepay outstanding amounts under the revolving credit facilities. Our proceeds from long-term debt, net of debt issuance costs and prepayments of long-term debt were $139.5 million for the three months ended March 31, 2013, and $41.0 million for the same period in 2012. Net proceeds from the issuance of long-term debt increased for the three months ended March 31, 2013, mainly due to proceeds from the issuance of NOK 1,300 million unsecured bonds of which a portion was used to repurchase NOK 388.5 million of existing bonds, repay existing revolving credit facility debt and for general partnership purposes. During the three months ended March 31, 2012, we issued long-term debt to repay existing revolving credit facilities and for general partnership purposes.

We actively manage the maturity profile of our outstanding financing arrangements. Our scheduled repayments of long-term debt were relatively stable at $23.0 million for the three months ended March 31, 2013, and $21.2 million for the same period in 2012.

Cash distributions paid by our subsidiaries to non-controlling interests during the three months ended March 31, 2013 and 2012 totaled $nil and $2.0 million, respectively. Cash distributions paid by us to our unitholders and our general partner during the three months ended March 31, 2013 and 2012 totaled $44.2 million and $37.8 million, respectively. The increase in distributions to our unitholders was attributed to an increase in our cash distribution of $0.0125 per unit, or approximately 2.5%, commencing with the cash distribution paid in the second quarter of 2012, and an increase in the number of common units relating to the 9.7 million (including our general partner’s 2% proportionate capital contribution) common units issued during 2012. The increase in the cash distribution coincided with our acquisition of the Piranema Spirit FPSO unit. Subsequent to March 31, 2013, cash distributions on our outstanding common units and general partner interest related to the three months ended March 31, 2013 of $45.6 million, which represents an increase of $0.0128 per unit, or approximately 2.5%, were paid on May 14, 2013. The increase in the cash distribution coincided with the expected completion of the acquisition of the Voyageur Spirit FPSO unit, which we acquired on May 2, 2013.

Investing Cash Flows. During the three months ended March 31, 2013, net cash flow used for investing activities was $158.8 million, primarily relating to a partial prepayment of $150.0 million to Teekay Corporation in connection with the acquisition of the Voyageur Spirit FPSO unit, which we received interest at a rate of LIBOR plus a margin of 4.25% on the prepaid funds to Teekay Corporation until we acquired the FPSO unit on May 2, 2013, expenditures for vessels and equipment, including an installment payment of $11.2 million on one of the four newbuilding BG Shuttle Tankers and $12.6 million on various other vessel additions, partially offset by $13.3 million in proceeds from the sale of the Basker Spirit and the Leyte Spirit and the scheduled lease payments of $1.7 million received from the leasing of our volatile organic compound emissions equipment and direct financing lease assets.

During the three months ended March 31, 2012, net cash flow from investing activities was $2.7 million, primarily relating to scheduled lease payments of $4.9 million received from the leasing of our volatile organic compound emissions equipment and direct financing lease assets, partially offset by expenditures for vessels and equipment.

Contractual Obligations and Contingencies

The following table summarizes our long-term contractual obligations as at March 31, 2013:

	Total	Balance of 2013	2014 and 2015	2016 and 2017	Beyond 2017
	(in millions of U.S. Dollars)
U.S. Dollar-Denominated Obligations
Long-term debt (1)	1,512.7	191.0	819.6	261.7	240.4
Chartered-in vessels (Operating leases)	68.7	34.9	33.8	—	—
Newbuilding installments (2)	312.2	312.2	—	—	—
Purchase of Voyageur Spirit FPSO unit (3)	540.0	540.0	—	—	—
Purchase of HiLoad DP Unit (4)	55.0	55.0	—	—	—

Norwegian Kroner-Denominated Obligations
Long-term debt (5)	361.1	36.2	—	188.1	136.8

Total contractual obligations	2,849.7	1,169.3	853.4	449.8	377.2

(1)	Excludes expected interest payments of $12.5 million (remainder of 2013), $18.1 million (2014 and 2015), $9.1 million (2016 and 2017) and $3.1 million (beyond 2017). Expected interest payments are based on LIBOR, plus margins which ranged between 0.30% and 3.25% as at March 31, 2013. The expected interest payments do not reflect the effect of related interest rate swaps that we have used as an economic hedge of certain of our variable rate debt.
(2)	Excludes capitalized interest and miscellaneous construction costs. Please read Item 1 – Financial Statements: Note 9 (c) – Commitments and Contingencies.
(3)	The purchase occurred on May 2, 2013. We financed the acquisition with a new $330 million debt facility secured by the asset, a portion of the proceeds from our public offering completed in September 2012 and a $40 million equity private placement of common units to Teekay Corporation. Please read Item 1 – Financial Statements: Note 13 – Subsequent Events.
(4)	Includes modification costs. The purchase is subject to finalizing a ten-year time-charter contract with Petrobras. Please read Item 1 – Financial Statements: Note 9 (e) – Commitments and Contingencies.
(5)	Excludes expected interest payments of $20.8 million (remainder of 2013), $49.4 million (2014 and 2015), $29.8 million (2016 and 2017) and $0.9 million (beyond 2017). Expected interest payments are based on NIBOR, plus margins which ranged between 4.00% and 5.75% as at March 31, 2013. The expected interest payments do not reflect the effect of related interest rate swaps and cross currency swaps that we have used as an economic hedge of certain of our variable rate debt.

Critical Accounting Estimates

We prepare our consolidated financial statements in accordance with GAAP, which require us to make estimates in the application of our accounting policies based on our best assumptions, judgments and opinions. On a regular basis, management reviews the accounting policies, assumptions, estimates and judgments to ensure that our consolidated financial statements are presented fairly and in accordance with GAAP. However, because future events and their effects cannot be determined with certainty, actual results could differ from our assumptions and estimates and such differences could be material. Accounting estimates and assumptions discussed in this section of our Annual Report on Form 20-F are those that we consider to be the most critical to an understanding of our financial statements, because they inherently involve significant judgments and uncertainties. For a description of our material accounting policies, please read Item 5 – Operating and Financial Review and Prospects in our Annual Report on Form 20-F for the year ended December 31, 2012. As at March 31, 2013, there were no significant changes to accounting estimates or assumptions from those discussed in the Form 20-F.

At March 31, 2013, the shuttle tanker segment had goodwill attributable to it. Based on conditions that existed at March 31, 2013, we do not believe that there is a reasonable possibility that the goodwill attributable to this reporting unit might be impaired for the remainder of the year. However, certain factors that impact this assessment are inherently difficult to forecast and, as such, we cannot provide any assurance that an impairment will or will not occur in the future. An assessment for impairment involves a number of assumptions and estimates that are based on factors that are beyond our control. These are discussed in more detail in the following section entitled “Forward-Looking Statements”.

FORWARD-LOOKING STATEMENTS

This Report on Form 6-K contains certain forward-looking statements (as such term is defined in Section 27A of the Securities Exchange Act of 1933 as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and our operations, performance and financial condition, including, in particular, statements regarding:

•	our future growth prospects;

•	results of operations and revenues and expenses;

•	offshore and tanker market fundamentals, including the balance of supply and demand in the offshore and tanker market and spot tanker charter rates;

•	future capital expenditures and availability of capital resources to fund capital expenditures;

•	offers of shuttle tankers, FSOs and FPSOs and related contracts from Teekay Corporation and our accepting the offers;

•	direct acquisitions from third parties and obtaining offshore projects, including future HiLoad DP projects, that we or Teekay Corporation bid on or may be awarded;

•	delivery dates of and financing for newbuildings, including the HiLoad DP unit, or existing vessels;

•	the timing and cost of converting the Navion Clipper into an FSO unit and the timing of commencing its 10-year charter contract with Salamander;

•

the cost of converting the Randgrid to an FSO unit, the timing of commencing its 3-year charter contract with Statoil and the cost and certainty of the Partnership’s acquisition of the remaining 33% ownership interest in the Randgrid shuttle tanker;

•	vessel operating and crewing costs for vessels;

•	our entering into joint ventures or partnerships with companies;

•	the commencement of service of newbuildings or existing vessels;

•	the duration of dry dockings;

•	potential newbuilding order cancellations;

•	the future valuation of goodwill;

•	our liquidity needs;

•	our compliance with covenants under our credit facilities;

•	our hedging activities relating to foreign exchange, interest rate and spot market risks;

•	changes in applicable industry laws and regulations;

•	the ability of the counterparties for our derivative contracts to fulfill their contractual obligations; and

•	our exposure to foreign currency fluctuations, particularly in Norwegian Kroner.

Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words “believe”, “anticipate”, “expect”, “estimate”, “project”, “will be”, “will continue”, “will likely result”, “plan”, “intend” or words or phrases of similar meanings. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Important factors that could cause actual results to differ materially include, but are not limited to: changes in production of oil from offshore oil fields; changes in the demand for offshore oil transportation, production and storage services; greater or less than anticipated levels of vessel newbuilding orders or greater or less than anticipated rates of vessel scrapping; changes in trading patterns; changes in our expenses; the timing of implementation of new laws and regulations; potential inability to implement our growth strategy; competitive factors in the markets in which we operate; potential for early termination of long-term contracts and our potential inability to renew or replace long-term contracts; loss of any customer, time charter or vessel; shipyard production or vessel delivery delays; the inability of the joint venture between Teekay Corporation and Odebrecht to secure new Brazil FPSO projects that may be offered for sale to us; failure to obtain required approvals by the Conflicts Committee of our general partner to acquire other vessels or offshore projects from Teekay Corporation or third parties; our potential inability to raise financing to purchase additional vessels; our exposure to currency exchange rate fluctuations; changes to the amount of proportion of revenues and expenses denominated in foreign currencies; and other factors detailed from time to time in our periodic reports filed with the SEC, including our Annual Report on Form 20-F for the year ended December 31, 2012. We do not intend to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in our expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES

MARCH 31, 2013

PART I – FINANCIAL INFORMATION

ITEM 3 –	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

We are exposed to the impact of interest rate changes primarily through our floating-rate borrowings. Significant increases in interest rates could adversely affect operating margins, results of operations and our ability to service debt. From time to time, we use interest rate swaps to reduce exposure to market risk from changes in interest rates. The principal objective of these contracts is to minimize the risks and costs associated with the floating-rate debt.

In order to minimize counterparty risk, we only enter into derivative transactions with counterparties that are rated A- or better by Standard & Poor’s or A3 or better by Moody’s at the time of the transactions. In addition, to the extent possible and practical, interest rate swaps are entered into with different counterparties to reduce concentration risk.

The tables below provide information about financial instruments as at March 31, 2013 that are sensitive to changes in interest rates. For long-term debt, the table presents principal payments and related weighted-average interest rates by expected maturity dates. For interest rate swaps, the table presents notional amounts and weighted-average interest rates by expected contractual maturity dates.

	Expected Maturity Date
	Balance of 2013	2014	2015	2016	2017	There- after	Total	Fair Value Liability	Rate (1)
	(in millions of U.S. dollars, except percentages)
Long-Term Debt:
Variable Rate ($U.S.) (2)	191.0	737.2	82.4	78.3	183.4	240.4	1,512.7	1,424.2	1.2%
Variable Rate (NOK) (3)	36.2	—	—	85.5	102.6	136.8	361.1	366.4	6.7%

Interest Rate Swaps:
Contract Amount (4)(5)	236.3	104.7	229.8	100.2	72.3	755.4	1,498.7	255.5	4.3%
Average Fixed Pay Rate (2)	2.0%	4.4%	4.3%	4.4%	1.2%	5.2%	4.3%

(1)	Rate refers to the weighted-average effective interest rate for our debt, including the margin paid on our floating-rate debt and the average fixed pay rate for interest rate swaps. The average fixed pay rate for interest rate swaps excludes the margin paid on the floating-rate debt, which as of March 31, 2013 ranged between 0.30% and 3.25% based on LIBOR and between 4.00% and 5.75% based on NIBOR.
(2)	Interest payments on U.S. Dollar-denominated debt and interest rate swaps are based on LIBOR.
(3)	Interest payments on Norwegian Kroner-denominated debt and interest rate swaps are based on NIBOR.
(4)	The average variable receive rate for interest rate swaps is set quarterly at the 3-month LIBOR or semi-annually at the 6-month LIBOR.
(5)	Includes an interest rate swap where the LIBOR rate receivable is capped at 3.5% on a notional amount of $98.5 million maturing in 2013.

Foreign Currency Fluctuation Risk

Our functional currency is U.S. dollars because virtually all of our revenues and most of our operating costs are in U.S. Dollars. We incur certain vessel operating expenses and general and administrative expenses in foreign currencies, the most significant of which is the Norwegian Kroner and, to a lesser extent, Australian Dollars, Brazilian Reals, British Pounds, Euros and Singapore Dollars. There is a risk that currency fluctuations will have a negative effect on the value of cash flows.

We may continue to seek to hedge certain of our currency fluctuation risks in the future. At March 31, 2013, we were committed to the following foreign currency forward contracts:

	Contract Amount in Foreign Currency (thousands)	Average Forward Rate (1)	Expected Maturity
			2013	2014
			(in thousands of U.S. Dollars)
Norwegian Kroner	515,000	5.86	$76,035	$11,843
Euro	600	0.76	795	—

			$76,830	$11,843

(1)	Average forward rate represents the contracted amount of foreign currency one U.S. Dollar will buy.

We incur interest expense on our Norwegian Kroner-denominated bonds. We have entered into cross currency swaps to economically hedge the foreign exchange risk on the principal and interest.

As at March 31, 2013, we were committed to the following cross currency swaps:

Principal Amount NOK	Principal Amount USD	Floating Rate Receivable		Floating Rate Payable			Fixed Rate Payable	Fair Value / Carrying Amount of Asset (Liability)	Remaining Term (years)

		Reference Rate	Margin	Reference Rate		Margin
211,500	34,700	NIBOR	4.75%	LIBOR	(1)	5.04%		1,513	0.7
600,000	101,400	NIBOR	5.75%				7.49%	(1,941)	3.8
500,000	89,700	NIBOR	4.00%				4.80%	(4,360)	2.8
800,000	143,500	NIBOR	4.75%				5.93%	(7,251)	4.8

								(12,039)

(1)	LIBOR was subsequently fixed at 1.1%, subject to a LIBOR rate receivable cap of 3.5%. Please read Item 1 – Financial statements: Note 7 – Derivative Instruments and Hedging Activities.

Commodity Price Risk

We are exposed to changes in forecasted bunker fuel costs for certain vessels being time-chartered-out and for vessels servicing certain contracts of affreightment. We may use bunker fuel swap contracts as economic hedges to protect against changes in bunker fuel costs. As at March 31, 2013, we were not committed to any bunker fuel swap contracts.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES

MARCH 31, 2013

PART II – OTHER INFORMATION

Item 1 – Legal Proceedings

See “Item 8. Financial Information – Legal Proceedings” in our Annual Report on Form 20-F for the year ended December 31, 2012.

Item 1A – Risk Factors

In addition to the other information set forth in this Report on Form 6-K, you should carefully consider the risk factors discussed in Part I, “Item 3. Key Information – Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2012, which could materially affect our business, financial condition or results of operations.

Item 2 – Unregistered Sales of Equity Securities and Use of Proceeds

None

Item 3 – Defaults Upon Senior Securities

None

Item 4 – Mine Safety Disclosures

None

Item 5 – Other Information

None

Item 6 – Exhibits

None

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE FOLLOWING REGISTRATION STATEMENTS OF THE PARTNERSHIP:

•	REGISTRATION STATEMENT ON FORM S-8 (NO. 333-147682) FILED WITH THE SEC ON NOVEMBER 28, 2007

•	REGISTRATION STATEMENT ON FORM F-3ASR (NO. 333-174221) FILED WITH THE SEC ON MAY 13, 2011

•	REGISTRATION STATEMENT ON FORM F-3 (NO. 333-175685) FILED WITH THE SEC ON JULY 21, 2011

•	REGISTRATION STATEMENT ON FORM F-3 (NO. 333-178620) FILED WITH THE SEC ON DECEMBER 19, 2011

•	REGISTRATION STATEMENT ON FORM F-3 (NO. 333-183225) FILED WITH THE SEC ON AUGUST 10, 2012

•	REGISTRATION STATEMENT ON FORM F-3ASR (NO. 333-188051) FILED WITH THE SEC ON APRIL 22, 2013

•	REGISTRATION STATEMENT ON FORM F-3 (NO. 333-188393) FILED WITH THE SEC ON MAY 7, 2013

•	REGISTRATION STATEMENT ON FORM F-3 (NO. 333-188543) FILED WITH THE SEC ON MAY 10, 2013

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY OFFSHORE PARTNERS L.P.

	By:	Teekay Offshore GP L.L.C., its general partner

Date: May 22, 2013	By:	/s/ Peter Evensen
Peter Evensen
Chief Executive Officer and Chief Financial Officer (Principal Financial and Accounting Officer)